Exhibit 11

AGREEMENT AND WAIVER

THIS AGREEMENT AND WAIVER (this “Agreement”) is made as of March 20, 2008, by and among NOBLE INTERNATIONAL, LTD., a Delaware corporation (the “Company”), ARCELORMITTAL S.A. (formerly known as Arcelor S.A.), a corporation organized under the laws of Luxembourg (“Arcelor”), and ROBERT J. SKANDALARIS, an individual residing in Bloomfield Hills, Michigan (“Skandalaris”).

Recitals

The Company, Arcelor and Skandalaris are parties to that certain Standstill and Stockholder Agreement dated as of August 31, 2007 (the “Standstill and Stockholder Agreement”).

The Company and Arcelor have entered into a Securities Purchase Agreement dated as of March 19, 2008 (the “Purchase Agreement”), pursuant to which the Company will issue and sell to Arcelor a subordinated convertible note of the Company in the aggregate original principal amount of FIFTY MILLION U.S. DOLLARS (US$50,000,000.00) (the “Note”), which Note shall be convertible into shares of the Company’s Common Stock, par value $0.00067 per share, in accordance with the terms of the Note.

In connection with the issuance and purchase of the Note, the Company, Arcelor and Skandalaris have agreed to amend the Standstill and Stockholder Agreement, and the Company and Skandalaris have agreed to waive certain provisions of the Standstill and Stockholder Agreement, as set forth herein.

Execution and delivery of this Agreement is a condition to the consummation of the transactions contemplated by the Purchase Agreement.

Accordingly, the parties hereby agree as follows:

1. Waiver. The Company and Skandalaris hereby irrevocably waive their respective rights under Sections 2.1, 2.2 and 2.3 of the Standstill and Stockholder Agreement and any breach or violation of the Standstill and Stockholder Agreement that may occur as a result of the issuance or purchase of the Note pursuant to the Securities Purchase Agreement or conversion of the Note.

2. Amendments. The Standstill and Stockholder Agreement is hereby amended as follows:

The definition of “Independent Director” set forth in Section 1.1(y) of the Standstill and Stockholder Agreement is hereby deleted in its entirety and the following substituted in its place:

“Independent Director” shall have the same meaning as the definition of “independent director” set forth in Marketplace Rule 4200(a)(15) (or any successor rule thereto) of the NASDAQ Stock Market LLC.

(b) Section 1.1 is hereby amended by adding the following definition to Section 1.1(bb) :

“Note Closing” shall mean the closing of the transactions contemplated by the Securities Purchase Agreement, dated as of March 19, 2008, by and between the Company and Arcelor.

The definition of “Person” that appeared under Section 1.1(bb) of the Standstill and Stockholder Agreement, and all definitions that appear thereafter, shall be re-alphabetized accordingly.

(c) Section 3.2(a) is hereby deleted in its entirety and the following substituted in its place:

(a) Notwithstanding any other provision of this Agreement, following the Note Closing Arcelor shall have the right to: (i) nominate a majority of the directors on the Company’s Board of Directors, subject to Skandalaris’ approval (which shall not be unreasonably withheld or delayed); and (ii) nominate a non-Independent Director to fill any seat on the Company’s Board of Directors previously filled by a non-Independent Director, subject to Skandalaris’ approval (which shall not be unreasonably withheld or delayed).

(d) Section 3.2(c) is hereby deleted in its entirety and the following substituted in its place:

(c) The committees of the Company’s Board of Directors shall consist of an audit committee, a compensation committee and a nominating and governance committee (collectively, the “Independent Board Committees”), each of which shall be comprised of three Independent Directors, and an executive committee, which shall be comprised of four directors. From and after the Note Closing, (i) a majority of the members of the nominating committee shall be Arcelor Designees, if there are any, and at least one of the members of each of the audit committee and the compensation committee shall be Arcelor Designees, if there are any; (ii) the Skandalaris Designee, if there is one, shall be a member of each Independent Board Committee, other than the nominating and governance committee; (iii) any remaining members of an Independent Board Committee shall be selected by a majority of all Independent Directors; (iv) Skandalaris shall be a member and the Chairman of the executive committee; (v) at least two of the members of the executive committee shall be Arcelor Designees; and (vi) the remaining members of the executive committee, if any are needed, shall be selected by the entire Board of Directors. All nominations made by the nominating and governance committee shall require the unanimous approval of the three members of that committee; provided that, if the members of the nominating and governance committee do not reach a unanimous decision as to any particular nominee, then such nomination shall be made by a majority of all Independent Directors.

(e) The following is hereby added as a new Section 3.2(j):

The Company shall utilize the “Controlled Company” exemption under NASDAQ Marketplace Rule 4350(c)(5) (or any successor rule thereto) at any time Arcelor and its Affiliates beneficially own more than 50% of the Company’s voting securities.

3. Miscellaneous.

3.1 Remainder of Standstill and Stockholder Agreement Unmodified. Except as modified by this Agreement, the Standstill and Stockholder Agreement shall remain unmodified and in full force and effect.

3.2 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart. Facsimile signatures shall, for all purposes of this Agreement, be deemed to be originals and shall be enforceable as such.

3.3 Stockholder Capacity. No Stockholder or Affiliate of the undersigned Stockholders who is, or becomes during the term of the Standstill and Stockholder Agreement, a director of the Company, makes (or shall be deemed to have made) any agreement or understanding in this Agreement, including, without limitation, Article III, in his or her capacity as a director of the Company.

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Execution

IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Waiver as of the day and year first above written.

NOBLE INTERNATIONAL, LTD.

By:	/s/ Thomas L. Saeli
Name:	Thomas L. Saeli
Title:	CEO

ARCELORMITTAL S.A.

By:	/s/ Hans Kerkhoven
Name:	Hans Kerkhoven
Title:	Vice President, Finance

By:	/s/ Jean-François Crancée
Name:	Jean-François Crancée
Title:	Vice President, Global Customers

/s/ Robert J. Skandalaris
ROBERT J. SKANDALARIS